Exhibit 99.1

January 22, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We hereby inform you that the Argentine Central Bank, pursuant to note No. 312/04/2018 dated January 19, 2018, has informed our main subsidiary, Banco de Galicia y Buenos Aires S.A (“Banco Galicia”), that they do not have any objections to the proposed corporate reorganization involving Grupo Financiero Galicia S.A. (“Grupo Galicia”) and Banco Galicia (the “Reorganization”).

The Reorganization consists of Banco Galicia’s divestiture of its shares in Tarjetas Regionales S.A. (“Tarjetas Regionales”), which represent 77% of such company’s share capital. Grupo Galicia will subsequently assume the Tarjetas Regionales shares.

As a result of the Reorganization, Grupo Galicia will hold an 83% stake in Tarjetas Regionales.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.